Mail Stop 3561

December 28, 2007

Buddy Young
Chief Executive Officer
Progressive Training, Inc.
17337 Ventura Boulevard, Suite 208
Encino, California 91316

> **Re:** **Progressive Training, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **Filed December 11, 2007**
> **File No. 000-52684**

Dear Mr. Young:

We have reviewed your responses to the comments in our letter dated December 10, 2007 and have the following additional comments.

Form 10-SB/A filed December 11, 2007
Financial Statements for the fiscal year ended May 31, 2007
Report of Independent Registered Public Accounting Firm, page 26

1. We note that the date of the independent accountant's report was not revised despite the fact that your financial statements were restated subsequent to August 24, 2007. Assuming that additional audit procedures were performed in connection with your restatement, it would appear that an updated independent accountant's report should have been provided. In the next amendment to your registration statement, please provide an appropriately dated audit report, which also references your restatement. Refer to paragraph 6(a) of AU Section 561 for further guidance.

Statements of Stockholders' Equity, page 29

2. With regard to the change in your capital structure upon formation of Progressive Training, Inc. and the push down of the video training business in exchange for 1,750,000 shares, we believe you should give retroactive effect to this change in your statements of stockholders' equity. Please also include a cross-referenced note to disclose the retroactive treatment, explain the change made, and state the date the change became effective. Refer to SAB Topic 4C for guidance.

Notes to Financial Statements
1. Summary of Significant Accounting Policies
Restatement of Financial Statements, page 31

3.   We note that the revised balance sheet data in your footnote is as of the fiscal year
        ended May 31, 2007. Please revise the disclosure in your footnote and on page 2
        of your registration statement, accordingly.

Financial Statements for the Quarterly Period Ended August 31, 2007
Statements of Cash Flows, page 39

4.   Certain information presented in the "Supplemental Disclosure of Cash Flow
        Information" section of your cash flow statement for the period ended August 31,
        2007 does not appear to be applicable to the periods presented. Please revise your
        disclosure to remove any information not applicable to the three-month periods
        ended August 31, 2007 and August 31, 2006.

Notes to Financial Statements
7. Commitments and Contingencies, page 42

5.   We note that the lease related to your operating facility expired on August 31,
        2007. Please update your disclosure to discuss the terms of any lease renewal or
        modification.

Other

6.   Please consider the financial statement updated requirements outlined in Item
        310(g) of Regulation S-B prior to filing the amendment to your Form 10-SB.

* * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3812 if you have any other questions.

Regards,

Michael Fay
Branch Chief

cc: Via Facsimile (818) 235-0134
        L. Stephen Albright
        Albright & Blum
        17337 Ventura Boulevard, Suite 208
        Encino, CA 91316